Q77(h) (Change in Control)
Virtus Emerging Markets Opportunities Fund (Series 13):
Morgan Stanley Smith Barney, on behalf of its customers, ceased having control on or about February 1, 2013, as a result of large purchases of shares of the fund by other shareholders. At the end of the period, Morgan Stanley
Smith Barney owned 23.76% of the shares (as measured in assets).